

Akala, Inc.
(the "Company")
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Years ended December 31, 2023 & 2022

Table of Contents





INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Akala, Inc. Management

We have reviewed the accompanying financial statements of Akala, Inc. (the Company) which comprise the statements of financial position as of December 31, 2023 & 2022 and the related statements of operations, statements of changes in shareholders' equity, and statements of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
February 10, 2025

AKALA, INC.
STATEMENTS OF FINANCIAL POSITION

	As of December 31,	
	2023	**2022**
ASSETS		
Current Assets:		
Cash and Cash Equivalents	66,933	79,867
Accounts Receivable	29,763	26,650
Prepaid Expense	456	456
Total Current Assets	97,152	106,973
Non-Current Asset:		
Other Non-Current Assets	-	-
Total Non-Current Asset	-	-
TOTAL ASSETS	97,152	106,973
LIABILITIES AND EQUITY		
Current Liabilities:		
Accounts Payable	11,776	7,745
Shareholders Loans Payable	110,567	51,545
Total Current Liabilities	122,343	59,290
Non-Current Liabilities:		
Convertible Notes	550,000	550,000
SAFE Note	25,000	25,000
Total Non-Current Liabilities	575,000	575,000
TOTAL LIABILITIES	697,343	634,290
EQUITY		
Common Stock	550	550
Retained Earnings	(600,741)	(527,867)
TOTAL EQUITY	(600,191)	(527,317)
TOTAL LIABILITIES AND EQUITY	97,152	106,973

See Accompanying Notes to these Unaudited Financial Statements

AKALA, INC.
STATEMENTS OF OPERATIONS

	Year Ended December 31,	
	2023	**2022**
Gross Sales	496,127	165,724
Sales Discounts and Allowances	39,853	32,850
Net Sales	456,274	132,874
Cost of Goods Sold	-	-
Gross Profit	456,274	132,874
Operating Expenses		
General and Administrative Expense	267,734	77,611
Advertising Expense	21	14,274
Payroll Expense	101,583	-
Professional Fees	85,120	45,929
Total Operating Expenses	**454,458**	**137,814**
Total Profit (Loss) from Operations	**1,816**	**(4,940)**
Other Income (Expense)		
Other Income	5,282	-
Other Expense	-	-
Total Other Income (Expense)	**5,282**	**-**
Earnings Before Income Taxes	**7,098**	**(4,940)**
Provision for Income Tax	-	-
Net Income (Loss)	**7,098**	**(4,940)**

See Accompanying Notes to these Unaudited Financial Statements

AKALA, INC.
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock		Retained Earnings	Total Shareholders'
	# of Shares	$ Amount	(Deficit)	Equity
Beginning balance at 1/1/22	5,498,906	550	(509,145)	(508,595)
Issuance of Common Stock	-	-	-	-
Prior period adjustment	-	-	(13,782)	(13,782)
Net loss	-	-	(4,940)	(4,940)
Ending balance at 12/31/22	5,498,906	550	(527,867)	(527,317)
Issuance of Common Stock	-	-	-	-
Prior period adjustment	-	-	(79,972)	(79,972)
Net income	-	-	7,098	7,098
Ending balance at 12/31/23	5,498,906	550	(600,741)	(600,191)

See Accompanying Notes to these Unaudited Financial Statements

AKALA, INC.
STATEMENTS OF CASH FLOWS

	Year Ended December 31,	
	2023	**2022**
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss)	7,098	(4,940)
Adjustments to reconcile Net Income (Loss) to Net Cash provided by operations:		
Prior period adjustment	(79,972)	(13,782)
Accounts Receivable	(3,113)	93,350
Accounts Payable	4,031	(37,920)
Total Adjustments to reconcile Net Income (Loss) to Net Cash provided by operations	(79,054)	41,648
Net Cash provided by (used in) Operating Activities	(71,956)	36,708
CASH FLOWS FROM INVESTING ACTIVITIES		
Other Non-Current Assets	-	-
Net Cash provided by (used in) Investing Activities	-	-
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from (Payments to):		
Shareholders Loans Payable	59,022	(45,213)
Net Cash provided by (used in) Financing Activities	59,022	(45,213)
Cash at the beginning of period	79,867	88,372
Net Cash decrease for period	(12,934)	(8,505)
Cash at end of period	66,933	79,867

See Accompanying Notes to these Unaudited Financial Statements

Akala, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2023
$USD

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Akala, Inc. ("the Company") was formed in Delaware on June 23rd, 2015. The Company earns revenue by offering a technology platform and consulting service to provide families with guidance for their kids on how to get into the best fit colleges. The Company's headquarters is in Beverly Hills, CA and the customers will be located globally in North America, Asia, South America, and Europe.

The Company will conduct a crowdfunding campaign under regulation CF in 2025 to raise operating capital.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

As of December 31, 2023, the Company has no off-balance sheet concentration of credit risk such as forward exchange contracts, option contracts or other foreign hedging arrangements.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

<u>Fair Value of Financial Instruments</u>

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2023 and December 31, 2022.

<u>Cash and Cash Equivalents</u>

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $66,933 and $79,867 in cash as of December 31, 2023 and December 31, 2022, respectively.

<u>Accounts Receivable</u>

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.
The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. Currently, Management does not deem it necessary to have an allowance for bad debts.

<u>Revenue Recognition</u>

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

The Company generates revenues by offering a technology platform and consulting service to provide families with guidance for their kids on how to get into the best fit colleges The Company's payments are generally collected at time of service or initiation of services. For premium packages, customers pay a fee up front and then another fee before the senior year of the student.

The Company's primary performance obligation is to maintain an acceptable level of software uptime for users over the subscription period and the satisfactory delivery of services. Revenue is recognized at the time of delivery of service.

General and Administrative

General and administrative expenses consist of expenses involved in general corporate functions, including insurance, business development, repairs and maintenance, travel expenses and other miscellaneous expenses and are charged as costs once incurred.

Advertising Expense

Advertising expenses associated with marketing the Company's services are expensed as costs are incurred.

Payroll Expense

Payroll expense consists of payroll and related expenses for employees and independent contractors and are expensed as costs are incurred.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

In 2022 and 2023, the Company was granted related party loans by some of its shareholders to cover various business expenses.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

Convertible Notes

The Company has entered into several convertible note agreements for the purpose of funding operations. The interest on the notes was at 6%. The conversion price shall be equal to the lesser of (i) seventy-five percent (75%) of the lowest price per share paid by the Investors and (ii) an amount obtained by dividing four million dollars ($4,000,000) by the aggregate number of the outstanding shares of the Company's common stock immediately prior to the conversion. As of December 31, 2023 and December 31, 2022, the total convertible notes amounted to $550,000.

Simple Agreements for Future Equity (SAFE)

The Company, in June 2020, entered into a SAFE agreement (Simple Agreement for Future Equity) with a third party. The agreement provides the right of the investor to future equity in the Company during a qualified financing or change of control event at an 85% discount. The valuation cap of the agreement entered was $6.0M. As of December 31, 2023 and December 31, 2022, the SAFE note amounted to $25,000.

Shareholders' Loans Payable

As of December 31, 2023, and December 31, 2022, the Company has a shareholders' loans payable balance of $110,567 and $51,545, respectively, representing amounts advanced by shareholders to cover various business expenses. These loans are payable on demand, bear no interest, and are classified as current liabilities on the balance sheet.

NOTE 6 – EQUITY

The Company, as amended, has authorized 10,200,000 common shares with a par value of $0.0001 per share. 5,498,906 shares were issued and outstanding as of December 31, 2023, and December 31, 2022.

Voting:

Except as may otherwise be provided in the certificate of incorporation, each stockholder is entitled to vote at any meeting of stockholders and shall be entitled to one vote for each share of capital stock held by such stockholder which has voting power upon the matter in question.

<u>Dividends:</u>

The Board, subject to any restrictions contained in the certificate of incorporation or applicable law, may declare and pay dividends upon the shares of the Company's capital stock. Dividends may be paid in cash, in property, or in shares of the Company's capital stock, subject to the provisions of the certificate of incorporation.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through February 10, 2025, the date these financial statements were available to be issued. No events require recognition or disclosure.